UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                 AMERISOURCE HEALTH CORPORATION
                 ------------------------------
                        (Name of Issuer)


         CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
         CLASS B COMMON STOCK, PAR VALUE $ .01 PER SHARE
         -----------------------------------------------
                 (Title of Class of Securities)


                       03071P102 (CLASS A)
                       03071P300 (CLASS B)
                       -------------------
                         (CUSIP Number)


                     Ivan D. Meyerson, Esq.
                      McKesson Corporation
                         One Post Street
                San Francisco, California  94104
                         (415) 983-8300
    --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            Copy to:
                      Stephen Fraidin, P.C.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8000


                       September 22, 1997
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].


                          SCHEDULE 13D

  CUSIP Nos.   03071P102 and 03071P300

  1    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            McKesson Corporation
            94-3207296

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                   (b) [  ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
            WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [  ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

  NUMBER     7   SOLE VOTING POWER
  OF                  0
  SHARES
  BENE-      8   SHARED VOTING POWER
  FICIALLY            0
  OWNED
  BY         9   SOLE DISPOSITIVE POWER
  EACH                0
  REPORTING
  PERSON     10  SHARED DISPOSITIVE POWER
  WITH                0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,418,601 shares of Class A Common Stock or Class B Common Stock issuable upon exercise of a stock option.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         [  ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.6% of the outstanding voting capital stock, or 12.5% of the outstanding capital stock, of AmeriSource, assuming for purposes of the calculation that (1) the Option to purchase such shares had been exercised and (2)that such exercise had been entirely for Class A Common Stock (voting capital stock).

  14   TYPE OF REPORTING PERSON
            CO



  1    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Patriot Acquisition Corp.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                   (b) [  ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
            00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                  [  ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

  NUMBER     7   SOLE VOTING POWER
  OF                  0
  SHARES
  BENE-      8   SHARED VOTING POWER
  FICIALLY            234,926
  OWNED
  BY         9   SOLE DISPOSITIVE POWER
  EACH                0
  REPORTING
  PERSON     10  SHARED DISPOSITIVE POWER
  WITH                0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,974,513 shares of Class A Common Stock, in respect of which a proxy has been granted.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          [  ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19%

  14   TYPE OF REPORTING PERSON
            CO



ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $0.01 per share ("Class B Common Stock"; and together with the Class A Common Stock, the "AmeriSource Common Stock"), of AmeriSource Health Corporation, a Delaware corporation ("AmeriSource"). The principal executive offices of AmeriSource are located at 300 Chester Field Parkway, Malvern, Pennsylvania 19355.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed by McKesson Corporation, a Delaware corporation ("McKesson"), and its wholly-owned subsidiary, Patriot Acquisition Corp., a Delaware corporation ("Merger Sub"). McKesson is one of the leading health care supply management companies in North America. Merger Sub is a corporation newly formed to effect the Merger as defined in Item 4. McKesson's and Merger Sub's principal executive offices are located at One Post Street, San Francisco, California 94104.

          Each executive officer and each director of McKesson and of Merger Sub is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of McKesson and of Merger Sub are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

          During the last five years, neither McKesson, Merger Sub nor, to the best of McKesson's knowledge, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which McKesson, Merger Sub or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Stock Option Agreement, dated as of September 22, 1997, between McKesson and AmeriSource (the "Stock Option Agreement"), AmeriSource granted McKesson an irrevocable option (the "Option") to purchase from AmeriSource, under certain circumstances, up to 3,418,601 authorized and unissued shares of either Class A Common Stock (voting capital stock) or Class B Common Stock (nonvoting capital stock), or a combination thereof, at a price of $70.87 per share (the "Purchase Price"), payable in cash.

          As of the date hereof, the Option is not exercisable. If the Option were to become exercisable, the exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $242,276,252.87. The Stock Option Agreement provides that it will be automatically amended so that the Option covers an additional 1,325,939 shares of Class B Common Stock if the New York Stock Exchange advises that the Option can be so increased without approval of AmeriSource stockholders. See Item 5. If the Option were so increased and then exercised for the additional shares, such exercise would require an additional $93,969,296.93. It is anticipated that, should the Option become exercisable and should McKesson determine to exercise the Option, McKesson would obtain the funds therefor from working capital or by borrowing from parties whose identity is not yet known. Once the Option becomes exercisable, McKesson may require AmeriSource to repurchase for cash the Option and any shares of AmeriSource Common Stock acquired upon exercise of the Option.

          The Option was granted by AmeriSource as a condition of and in consideration for McKesson's entering into an Agreement and Plan of Merger, dated as of September 22, 1997 (the "Merger Agreement"), by and among McKesson, AmeriSource and Merger Sub.

          The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option
Agreement which is filed as Exhibit 2 hereto and which is incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Option was granted by AmeriSource as a condition of and in consideration for McKesson's entering into the Merger Agreement. McKesson, Merger Sub and AmeriSource entered into the Merger Agreement, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into AmeriSource, with AmeriSource as the surviving corporation of the merger (the "Merger"). Pursuant to the Merger Agreement, upon consummation of the Merger, (a) AmeriSource, as the surviving corporation, will be a wholly-owned subsidiary of McKesson, (b) each share of AmeriSource Common Stock will be converted into 0.71 of a share of common stock, par value $.01, of McKesson (the "McKesson Common Shares") with cash paid in lieu of fractional McKesson Common Shares, (c) the officers of Merger Sub will be the officers of the surviving corporation, (d) the directors of Merger Sub will be the directors of the surviving corporation, and (e) the Certificate of Incorporation and Bylaws of Merger Sub will be the Certificate of Incorporation and Bylaws of the surviving corporation.

          The Merger Agreement provides that the Board of Directors of McKesson will take all action necessary immediately following the effective time of the Merger (the "Effective Time") to elect the following persons who are presently on AmeriSource's Board of Directors to McKesson's Board of Directors: (i) James Urry, who will be assigned to the class of directors whose term of office expires at McKesson's first annual meeting of stockholders after the Effective Time, (ii) Michael Delaney, who will be assigned to the class of directors whose term of office expires at McKesson's second annual meeting of stockholders after the Effective Time, and (iii) David Yost, who will be assigned to the class of directors whose term of office expires at McKesson's third annual meeting of stockholders after the Effective Time. The Merger Agreement also provides that the Board of Directors of McKesson will appoint David Yost as Group President of the AmeriSource Services Group of McKesson and a Corporate Vice President of McKesson effective at the Effective Time.

          Consummation of the Merger is subject to certain conditions, including: (i) approval by the requisite vote of the stockholders of AmeriSource of the Merger Agreement and the Merger; (ii) approval by the requisite vote of the stockholders of McKesson of the issuance of McKesson Common Shares issuable in the Merger; (iii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
(iv) registration of the McKesson Common Shares to be issued in the Merger under the Securities Act of 1933, as amended; and (v) receipt by McKesson of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial reporting purposes.

          The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto and which is incorporated herein by this reference.

          Except as set forth herein, neither McKesson nor Merger Sub has any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of AmeriSource Common Stock or the disposition of shares of AmeriSource Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AmeriSource or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of AmeriSource or any of its subsidiaries; (iv) any change in the present Board of Directors or management of AmeriSource, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of AmeriSource; (vi) any other material change in AmeriSource business or corporate structure; (vii) any change in AmeriSource's Certificate of Incorporation or By-laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of AmeriSource by any person; (viii) causing a class of securities of AmeriSource to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of AmeriSource becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Assuming for purposes of this Item 5 that the conditions to the exercise of the Option have been satisfied and that McKesson is entitled to purchase shares of AmeriSource Common Stock pursuant to the Option, McKesson would be entitled to purchase 3,418,601 shares of either Class A Common Stock (voting capital stock) or Class B Common Stock (non-voting capital stock) of AmeriSource, or a combination thereof. If McKesson purchased only Class A Common Stock upon exercise of the Option, McKesson would own approximately 19.9% of the outstanding Class A Common Stock of AmeriSource before giving effect to the exercise of the Option, 16.6% of the outstanding Class A Common Stock of AmeriSource after giving effect to the exercise of the Option and 12.5% of the outstanding capital stock of AmeriSource after giving effect to the exercise of the Option (based upon 17,178,901 shares of Class A Common Stock, 6,490,370 shares of Class B Common Stock and 172,640 shares of Class C Common Stock, par value $.01 per share, of AmeriSource outstanding as of September 15, 1997, as represented by AmeriSource in the Merger Agreement).

          The parties intended the Option to be an option to acquire both 19.9% of the voting securities and 19.9% of the equity securities of AmeriSource. The Option Agreement provides that it will be automatically amended so that the Option covers an additional 1,325,939 shares of Class B Common Stock (which McKesson has covenanted not to convert into Class A Common Stock) if the New York Stock Exchange advises that the Option can be so increased without the need for obtaining approval by AmeriSource stockholders.

          McKesson does not have the right to acquire any shares of AmeriSource Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, McKesson does not have sole or shared voting or dispositive power with respect to any shares of AmeriSource Common Stock purchasable under the Option, and McKesson disclaims beneficial ownership of AmeriSource Common Stock subject to the Option until such events occur. If McKesson were then to exercise the Option, McKesson would have sole voting power and sole dispositive power with respect to the shares of AmeriSource Common Stock acquired pursuant to the Option.

          The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option
Agreement which is filed as Exhibit 2 hereto and which is incorporated herein by this reference.

          As an inducement to McKesson's entering into the Merger Agreement, 399 Venture Partners, Inc. ("VPI"), entered into a Voting/Support Agreement, dated as of September 22, 1997, with McKesson and Merger Sub (the "Voting/Support Agreement") pursuant to which among other matters, VPI granted to Merger Sub an irrevocable proxy to vote all of the shares of AmeriSource Common Stock owned by VPI (i) in favor of the Merger and the Merger Agreement (but not in favor of any "Material Adverse Amendment" (as defined in the Voting/Support Agreement) to the Merger Agreement), (ii) against any "Competing Transaction" (as defined in the Merger Agreement), (iii) against any action or agreement the purpose or effect of which would impede, interfere with or attempt to discourage the Merger and (iv) against any action the taking of which would constitute a breach by AmeriSource of its representations, warranties or covenants in the Merger Agreement or in the Stock Option Agreement. On all other matters, such shares may be voted by VPI in the manner determined by VPI. The Voting/Support Agreement terminates upon termination of the Merger Agreement and upon the occurrence of a Material Adverse Amendment.

          VPI owns approximately 28% of the outstanding shares of AmeriSource Common Stock, which ownership is comprised of 234,926 shares (approximately 1.4% of the outstanding shares) of Class A Common Stock and 6,486,147 shares (approximately 99.9% of the outstanding shares) of Class B Common Stock. The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock upon request, subject to regulatory limitations applicable to VPI. The Voting/Support Agreement with VPI provides that, at the request of McKesson, VPI will take all action necessary to convert its Class B Common Stock to Class A Common Stock (but not in excess of the number of shares which would cause VPI to hold more than 19% of the voting stock of AmeriSource).

          The foregoing description of the Voting/Support
Agreement is qualified in its entirety by reference to the Voting/Support Agreement which is filed as Exhibit 3 hereto and which is incorporated herein by this reference.

          To the best of McKesson's knowledge, no executive officer or director of McKesson or Merger Sub beneficially owns any shares of AmeriSource Common Stock, nor (except for the Merger Agreement and the transactions contemplated thereby) have any transactions in AmeriSource Common Stock been effected during the past 60 days by McKesson, Merger Sub or, to the best knowledge of McKesson, by any executive officer or director of McKesson or Merger Sub. In addition, no other person is known by McKesson to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities covered by this Schedule 13D.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the Stock Option Agreement and the Voting/Support Agreement described herein, McKesson expects that it will be entering into similar Voting/Support Agreements with three senior executives of AmeriSource who own in the aggregate approximately 2.3% of the outstanding Class A Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as part of this
Schedule 13D:

Exhibit 1 -- Agreement and Plan of Merger, dated as of September
             22, 1997, by and among McKesson Corporation,
             AmeriSource Health Corporation and Patriot
             Acquisition Corp., filed as Exhibit 99.1 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997, is incorporated herein by reference.

Exhibit 2 -- Stock Option Agreement, dated as of September 22,
             1997, by and between McKesson Corporation and AmeriSource Health Corporation, filed as Exhibit
             99.2 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997, is incorporated herein by reference.

Exhibit 3 -- Voting/Support Agreement, dated as of September 22,
             1997, by and among McKesson Corporation, Patriot Acquisition Corp. and 399 Venture Partners, Inc., filed as Exhibit 99.3 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997, is incorporated herein by reference.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              McKESSON CORPORATION

                              By:  /s/ Ivan D. Meyerson
                              -------------------------
                              Name:  Ivan D. Meyerson
                              Title:  Vice President
                                      and General Counsel


                              PATRIOT ACQUISITION CORP.

                              By:  /s/ Ivan D. Meyerson
                              -------------------------
                              Name:  Ivan D. Meyerson
                              Title:  Executive Vice President

Dated:  October 2, 1997



                             ANNEX I

   Directors and Executive Officers of McKesson and Merger Sub

          Set forth below is the name and present principal occupation of each director and executive officer of McKesson and of Merger Sub as of September 30, 1997. The business address of each such director and executive officer is c/o McKesson Corporation, One Post Street, San Francisco, California 94104, unless otherwise indicated below.

Directors of McKesson:
---------------------

Alan Seelenfreund......... Chairman of the Board, McKesson.

Mark A. Pulido............ President and Chief Executive
                           Officer, McKesson.

Mary G.F. Bitterman....... President and Chief Executive
                           Officer, KQED, Inc. 2601 Mariposa
                           Street, San Francisco, CA 94110-1400.
                           KQED is a public broadcasting
                           company.

Tully M. Friedman......... Chairman and Chief Executive Officer
                           of Tully M. Friedman & Company, LLC.
                           One Maritime Plaza, Suite 1000, San
                           Francisco, CA 94111.  Tully M.
                           Friedman & Company, LLC is a private
                           investment firm.

John M. Pietruski......... Chairman, Texas Biotechnology
                           Company, Chairman and Chief Executive
                           Officer, Retired, Sterling Drug Inc.
                           Suite 3408, 1 Penn Plaza, New York,
                           NY 10119.  Texas Biotechnology
                           Company is a publicly held
                           pharmaceutical research and
                           development company.

Carl E. Reichardt......... Chairman of the Board, Retired, Wells
                           Fargo & Company.  c/o Wells Fargo &
                           Company, 420 Montgomery Street, San
                           Francisco, CA 94104.  Wells Fargo &
                           Company is the holding company for
                           Wells Fargo Bank, N.A.

Jane E. Shaw.............. Founder, The Stable Network.  1040
                           Noel Drive, Suite 107, Menlo Park, CA
                           94025.  The Stable Network is a
                           biopharmaceutical consulting firm.

Robert H. Waterman, Jr.... Chairman, The Waterman Group, Inc.
                           1777 Borel Place, Suite 410, San
                           Mateo, CA 94402.  The Waterman Group,
                           Inc. is a management research and
                           publishing firm.

David S. Pottruck......... President and Chief Operating
                           Officer, The Charles Schwab
                           Corporation and Chief Executive
                           Officer of Charles Schwab & Co.,
                           Inc., 1101 Montgomery Street, San
                           Francisco, CA 94104.  The Charles
                           Schwab & Co., Inc. is a financial
                           services company.

Executive Officers of McKesson:
------------------------------

Mark A. Pulido............ President and Chief Executive Officer

William A. Armstrong...... Vice President Human Resources and
                           Administration

Michael T. Dalby.......... Vice President Strategic Planning

John H. Hammergren........ Vice President and Group President,
                           McKesson Health Systems Group

Richard H. Hawkins........ Vice President and Chief Financial
                           Officer

David L. Mahoney.......... Vice President and Group President,
                           McKesson Pharmaceutical Services and
                           International Group

Mark T. Majeske........... Vice President and Group President,
                           McKesson Customer Operations Group

Ivan D. Meyerson.......... Vice President and General Counsel

Nancy A. Miller........... Vice President and Corporate
                           Secretary

Steven B. Nielsen......... Vice President

Charles A. Norris......... Vice President and President,
                           McKesson Water Products Company

Alan M. Pearce............ Treasurer

Carmine J. Villani........ Vice President and Chief Information
                           Officer

Heidi E. Yodowitz......... Controller

Directors of Merger Sub:
-----------------------

Richard H. Hawkins........ President and Treasurer, Merger Sub,
                           c/o Patriot Acquisition Corp., One
                           Post Street, San Francisco,
                           California  94104

Ivan D. Meyerson.......... Executive Vice President, Merger Sub,
                           c/o Patriot Acquisition Corp., One
                           Post Street, San Francisco,
                           California  94104

Nancy A. Miller........... Vice President and Corporate
                           Secretary, Merger Sub, c/o Patriot
                           Acquisition Corp., One Post Street,
                           San Francisco, California  94104

Executive Officers of Merger Sub:
--------------------------------

Richard H. Hawkins........ President and Treasurer

Ivan D. Meyerson.......... Executive Vice President

Nancy A. Miller........... Vice President and Secretary



                          EXHIBIT INDEX

Exhibit                          Description
-------     -----------------------------------------------------

1 Agreement and Plan of Merger, dated as of September 22, 1997, by and among McKesson Corporation, AmeriSource Health Corporation and Patriot Acquisition Corp., filed as Exhibit 99.1 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997,is incorporated herein by reference.

2 Stock Option Agreement, dated as of September 22, 1997, between McKesson Corporation and AmeriSource Health Corporation, filed as Exhibit 99.2 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997, is incorporated herein by reference.

3 Voting/Support Agreement, dated as of September 22, 1997, by and among McKesson Corporation, Patriot Acquisition Corp. and 399 Venture Partners, Inc., filed as Exhibit 99.3 to the Current Report on Form 8-K of McKesson Corporation dated September 22, 1997 and filed September 24, 1997, is incorporated herein by reference.